Exhibit 5

               [Williams, Mullen, Christian & Dobbins letterhead]

                                October __, 1997



Board of Directors
Eastern Virginia Bankshares, Inc.
307 Church Lane
P.O. Box 1005
Tappahannock, Virginia 22560-1005

Ladies and Gentlemen:

         This letter is in reference to the Registration Statement on Form S-4 dated October 3, 1997, filed by Eastern Virginia Bankshares, Inc. (the "Company") with the Securities and Exchange Commission pursuant to the
Securities Act of 1933, as amended (the "Registration Statement"). The Registration Statement relates to 5,189,295 shares of Common Stock, $2.00 par value per share (the "Shares"), which Shares are proposed to be offered to the shareholders of Bank of Northumberland, Incorporated ("BNI") and the shareholders of Southside Bank ("SSB") pursuant to an Agreement and Plan of Reorganization, dated as of September 26, 1997, between BNI, SSB and the Company, and a related Plan of Share Exchange (collectively, the "Agreement"), which provides for, among other things, the exchange of common stock of BNI for common stock of EVB ("EVB Common Stock") and the exchange of common stock of SSB for EVB Common Stock.

         We have examined such corporate proceedings, records and documents as we considered necessary for the purposes of this opinion. We have relied upon certificates of officers of the Company where we have deemed it necessary in connection with our opinion.

         Based upon such examination, it is our opinion that the aforementioned Shares, when issued against payment therefor pursuant to the Agreement, will be validly issued, fully paid and nonassessable under the laws of the Commonwealth of Virginia.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Opinion" in the Joint Proxy Statement forming a part of the Registration Statement.

                                          Very truly yours,